Filed by Cendant Corporation
Commission File No. 1-10308
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Trendwest Resorts, Inc.
Commission File No. 0-22979

On May 1, 2002, Tornado Acquisition Corp., a wholly-owned subsidiary of Cendant Corporation, mailed the following notice to shareholders of Trendwest Resorts, Inc.

TORNADO ACQUISITION CORPORATION
c/o Cendant Corporation
9 West 57th Street, New York, NY, 10019

NOTICE OF MERGER

May 1, 2002

To the Holders of Common Stock of
Trendwest Resorts, Inc.

NOTICE IS HEREBY GIVEN pursuant to Section 60.491 of the Oregon Revised Statutes (the “ORS”) of the merger (the “Merger”) of Tornado Acquisition Corporation (“Merger Sub”), a newly formed wholly owned subsidiary of Cendant Corporation (“Cendant”), with and into Trendwest Resorts, Inc. (“Trendwest”), with Trendwest surviving the Merger as a subsidiary of Cendant. The Merger is to be effective, subject to the terms and conditions set forth in the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) dated as of March 30, 2002, by and among Cendant, Merger Sub, JELD-WEN, inc. and Trendwest, no earlier than thirty days following the date of this notice (and following the effectiveness of the Registration Statement on Form S-4 filed by Cendant with the Securities and Exchange Commission), upon the filing by Merger Sub of articles of merger with the office of the Secretary of State of the State of Oregon or at such other time as Cendant and Trendwest shall have agreed and specified in the articles of merger (the “Effective Time”). Unless indicated otherwise, as used in this notice, “we,” “us” and “our” refer to Cendant and/or Merger Sub.

Pursuant to a stock purchase agreement dated as of March 30, 2002 by and among Cendant, Merger Sub, JELD-WEN, inc., owner at that time of approximately 81% of Trendwest’s common stock, and certain other shareholders of Trendwest, entered into at the same time as the Merger Agreement, Merger Sub has acquired approximately 90% of the outstanding shares of common stock (“Shares”), par value $0.01 per share, of Trendwest (the “Stock Purchase”). As a result of Merger Sub’s ownership of such Shares, pursuant to the Merger Agreement and Section 60.491 of the ORS, Merger Sub may consummate the Merger thirty (30) days after mailing this notice to Trendwest shareholders without any vote of Trendwest’s shareholders. The boards of directors of Cendant and Merger Sub have each voted to effect the Merger for the purpose of acquiring the minority interest in Trendwest not owned by Merger Sub after the Stock Purchase. A summary of the Merger Agreement setting forth the requirements of a plan of merger under Section 60.491(3) is attached as Exhibit A to this notice (the “Summary Plan of Merger”).

Because the Shares are quoted on the National Association of Securities Dealers, Inc. Automated Quotation System (“Nasdaq”) as a National Market System issue on the date of this notice, dissenter’s rights are not available in connection with the Merger. At the Effective Time, subject to the terms and conditions set forth in the Merger Agreement, your shares of Trendwest common stock will be converted into shares of common stock, par value $0.01 per share, of Cendant designated as CD common stock (“CD Common Stock”); for each of your shares of Trendwest common stock you will receive the merger consideration described in the Merger Agreement and in the Summary Plan of Merger. The CD Common Stock trades on the New York Stock Exchange under the symbol: CD. Merger Sub is not publicly traded.

WE ARE NOT ASKING YOU FOR A PROXY TO VOTE YOUR SHARES, AND YOU ARE REQUESTED NOT TO SEND US A PROXY TO VOTE YOUR SHARES. THIS NOTICE CONSTITUTES NOTICE UNDER SECTION 60.491(3)(C) OF THE OREGON BUSINESS CORPORATION ACT THAT CENDANT AND MERGER SUB WILL CAUSE THE SHORT-FORM MERGER TO BECOME EFFECTIVE WITHOUT ANY FURTHER NOTICE TO SHAREHOLDERS OF TRENDWEST.

Cendant has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 covering the shares of CD Common Stock to be issued to you pursuant to the Merger. The Registration Statement on Form S-4 has not yet been declared effective. You can view a copy of Cendant’s Registration Statement on Form S-4 (as well as any of the documents incorporated by reference therein) by accessing the Securities and Exchange Commission’s website maintained at “http://www.sec.gov.” As soon as practicable after completion of the Merger, you will be provided with appropriate documentation for exchanging your shares of Trendwest common stock for shares of CD Common Stock.

PLEASE DO NOT SEND ANY CERTIFICATES REPRESENTING SHARES OF TRENDWEST COMMON STOCK AT THIS TIME. The Exchange Agent, Mellon Investor Services LLC, on behalf of Cendant and Merger Sub, will be mailing letters of transmittal and instructions for the surrender and cancellation of your shares of Trendwest common stock following the Effective Time.

TO	RNADO ACQUISITION CORP.

EXHIBIT A

SUMMARY
OF
PLAN OF MERGER
OF
TORNADO ACQUISITION CORP.
WITH AND INTO
TRENDWEST RESORTS, INC.

The following is a summary (the “Summary”) of the plan of merger which Tornado Acquisition Corp. (“Merger Sub”), an Oregon corporation and a wholly-owned subsidiary of Cendant Corporation, a Delaware corporation (“Acquiror”), has adopted to effect the proposed merger of Merger Sub with and into Trendwest Resorts, Inc., an Oregon corporation (“Target”). This Summary is provided pursuant to Section 60.491 of the Oregon Business Corporation Act of the State of Oregon (the “OBCA”).

This Summary is based on the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) which was entered into by and between Acquiror, Merger Sub, Target and JELD-WEN, inc., an Oregon corporation (“JELD-WEN”) on March 30, 2002. The Merger Agreement was subsequently adopted as a plan of merger (within the meaning of 60.491 of the OBCA) by Merger Sub on April 30, 2002, the date on which Merger Sub became the owner of at least 90 percent of the outstanding shares of Target. This Summary does not purport to be a complete description of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 99.1 to a Schedule 13D filed by Acquiror with the Securities Exchange Commission on April 9, 2002.

Section 1.    Corporations Planning To Merge and Surviving Corporation

(a) The	corporations to be merged are Merger Sub and Target.

(b) The	surviving corporation after the merger shall be Target (the “Surviving Corporation”), the name of which shall continue to be “Trendwest Resorts, Inc.”

Section 2.    Terms and Conditions of the Merger

(a) Merger

At the Effective Time, as defined in Section 2(b), and subject to and upon the terms and conditions of the Merger Agreement, Merger Sub shall be merged with and into Target in accordance with the OBCA, the separate corporate existence of Merger Sub shall cease, and Target shall continue as the surviving corporation and as a wholly-owned subsidiary of Acquiror.

(b) Effective	Time

The Merger shall become effective upon the filing of articles of merger and the plan of merger with the Office of the Secretary of State of the State of Oregon in accordance with the OBCA (the “Effective Time”).

(c) Effect	of the Merger

At the Effective Time, the effect of the Merger shall be as provided in the Merger Agreement, the articles of merger and the applicable provisions of the OBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Target and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Target and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 3.    Articles of Incorporation; Bylaws

(a) Articles	of Incorporation

At the Effective Time, the articles of incorporation of the Surviving Corporation shall be amended to be identical to the articles of incorporation of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the Surviving Corporation shall be “Trendwest Resorts, Inc.”) until thereafter duly amended in accordance with applicable law and such articles of incorporation.

(b) Bylaws

At the Effective Time, the bylaws of the Surviving Corporation shall be amended to be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except the name of the Surviving Corporation shall be “Trendwest Resorts, Inc.”) until thereafter duly amended in accordance with applicable law, the articles of incorporation of the Surviving Corporation and such bylaws.

Section 4.    Directors and Officers

The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation. The officers of Target immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately after the Effective Time, in each case until their respective successors are duly elected or appointed and qualified in the manner provided in the articles of incorporation and bylaws of the Surviving Corporation and in accordance with applicable law.

Section 5.    Manner and Basis for the Conversion of Securities

As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any common stock, par value $0.01 per share, of Target (“Target

Common Stock”), or common stock, par value $0.01 per share, of Merger Sub (“Merger Sub Common Stock”):

(a) Merger	Sub Common Stock.

Each issued and outstanding share of Merger Sub Common Stock shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

(b) Cancellation	of Acquiror-Owned Stock.

Target Common Stock owned by Acquiror, Merger Sub or any other wholly-owned subsidiary of Acquiror or Merger Sub shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Conversion	of Target Common Stock.

Subject to Section 5(d) hereof, each share of Target Common Stock issued and outstanding immediately prior to the Effective Time, other than shares to be cancelled and retired in accordance with Section 5(b), shall be converted, by virtue of the Merger and without any action on the part of the holder thereof, in accordance with the procedures set forth in Section 5(d) below, into the Merger Consideration.

(i)  As used herein, the term “Merger Consideration” shall mean the right to receive a number of fully paid and nonassessable shares of common stock, par value $0.01 per share, of Acquiror, designated as CD common stock (“CD Common Stock”), rounded to the nearest thousandth of a share, equal to the Majority Shareholder Exchange Ratio (as defined below); provided, however, that:

(x)  in the event that the number (the “Public Shareholder Exchange Ratio”) determined by dividing twenty-four dollars ($24.00) by the Average Trading Price (as defined below) is greater than the Majority Shareholder Exchange Ratio, then the Merger Consideration shall equal a number of fully paid and nonassessable shares of CD Common Stock equal to the Public Shareholder Exchange Ratio; provided, however, that if the calculation pursuant to this clause (x) would result in a Public Shareholder Exchange Ratio greater than the High-End Ratio (as defined below), then, subject to clause (y) below, the Public Shareholder Exchange Ratio shall be the High-End Ratio; and

(y)  in the event that the Average Trading Price is less than thirteen dollars and fifty cents ($13.50) per share, then the Merger Consideration shall equal a number of fully paid and nonassessable shares of CD Common Stock equal to the Top-up Public Shareholder Exchange Ratio (as defined below).

(ii)  For purposes of this Summary:

“Average Trading Price” shall mean the arithmetic average of the 4:00 p.m. Eastern Time closing sales prices of CD Common Stock reported on the New York Stock Exchange (“NYSE”) Composite Tape for the ten (10) consecutive NYSE trading days (each, a “Trading Day”) ending on (and including) the second Trading Day immediately prior to, and excluding, the date that the registration statement on Form S-4 registering shares of CD Common Stock for issuance as Merger Consideration shall have become effective under the Securities Act, provided that no stop order or proceedings seeking a stop order shall have been entered or shall be pending by the Securities Exchange Commission.

“High-End Ratio” shall mean the number determined by dividing (I) twenty-four dollars ($24.00) by (II) sixteen dollars and fifteen cents ($16.15), which is 1.4861.

“Majority Shareholder Exchange Ratio” shall mean a number of shares of CD Common Stock, rounded to the nearest thousandth of a share, equal to the number determined by dividing (i) twenty-four dollars ($24.00) by (ii) the arithmetic average of the 4:00 p.m. Eastern Time closing sales prices of CD Common Stock reported on the NYSE Composite Tape for the ten (10) consecutive Trading Days ending on (and including) the second Trading Day immediately prior to, and excluding, April 30, 2002, the date on which Acquiror purchased shares of Target Common Stock from JELD-WEN and certain other shareholders of Target in transactions contemplated by the Merger Agreement. The Majority Shareholder Exchange Ratio has been determined to be 1.2973.

“Top-up Public Shareholder Exchange Ratio” shall mean a number of fully paid and nonassessable shares of CD Common Stock, rounded to the nearest thousandth of a share, equal to the quotient determined by dividing (i) the product of (x) thirteen dollars and fifty cents ($13.50) and (y) the High-End Ratio by (ii) the Average Trading Price.

(d)  Payment of Merger Consideration

The Merger Consideration is payable by (i) the issuance of certificates representing shares of CD Common Stock and (ii) the payment of cash in lieu of fractional shares. All such shares of Target Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto upon the surrender of such certificate in accordance with Section 6, except the right to receive the Merger Consideration. No interest will be paid or will accrue on any Merger Consideration payable upon surrender of certificates representing outstanding shares of Target Common Stock (the “Stock Certificates”). No fractional shares of CD Common Stock will be issued. Cash will be paid based on the Average Trading Price in exchange for any fraction of CD Common Stock otherwise issuable as Consideration.

(e)  Stock Options

Each Target stock option (each “Target Option”) granted pursuant to the Target 1997 Employee Stock Option Plan, as amended (the “Target Option Plan”), outstanding immediately prior to the Effective Time shall be converted into and represent the right to receive a number of shares of CD Common Stock equal to the number of shares of Target Common Stock for which the stock option was then exercisable multiplied by the exchange ratio used to determine the Merger Consideration. Immediately prior to the Merger the unvested portion of Target Options granted under the Target Option Plan will become fully vested in accordance with the provisions of the Target Option Plan. The exercise price for each Target Option will be equal to the exercise price subject to such Target Option immediately prior to the Effective Time divided by the exchange ratio used to determine the Merger Consideration. All other terms and conditions of the converted Target Options will remain the same.

(f)  Employee Stock Purchase Plan

At or prior to the Effective Time, Target will take all actions necessary to terminate the Target 1999 Employee Stock Purchase Plan (the “Target ESPP”) and will take all necessary steps to refund, without interest, to each participant in the Target ESPP any amounts withheld from such participant’s compensation pursuant to an enrollment agreement under the Target ESPP, to the extent such amount has not been used to purchase shares of Target Common Stock prior to the termination of the Target ESPP.

(g)  No Dissenters’ Rights

Under Oregon law, in the case of a “short form” merger effected pursuant to Section 60.491 of the OBCA, shareholders that otherwise would be entitled to exercise dissenters’ rights do not have such rights if the stock affected is registered on a national securities exchange or is quoted on the National Association of Securities Dealers, Inc. Automated Quotation System as a National Market System issue at the time that a summary plan of merger is mailed to shareholders pursuant to Section 60.491 of the OBCA. Since the Target Common Stock is quoted on Nasdaq as a National Market System issue as of the date hereof, dissenters’ appraisal rights are not available in connection with the Merger.

Section 6.    Delivery of Certificates; Payment

At the Effective Time, Acquiror shall deposit with a bank or trust company designated by Acquiror (the “Exchange Agent”), (i) certificates representing shares of CD Common Stock and (ii) an amount of cash sufficient to make payments in lieu of fractional shares otherwise issuable as Merger Consideration for all shares of Target Common Stock converted as described in Section 5, to be held for the benefit of and distributed to the holders of Target Common Stock (less the aggregate amount of any withholding taxes which may be required to be withheld with respect to the cash to be paid in lieu of fractional shares). The Exchange Agent shall agree to hold such stock certificates and such cash for delivery as contemplated by this Section 6 and upon such additional terms as may be agreed upon by the Exchange Agent, Acquiror and Target before the Effective Time.

Section 7.    Rights and Property

At the Effective Time, the separate existence of Merger Sub shall cease, and the Surviving Corporation shall succeed, without other transfer, to all of the property, rights, privileges, powers and franchises of both of Target and Merger Sub. All rights of creditors and all liens upon the property of each corporation shall be preserved unimpaired.

Section 8.    Further Assurances

After the Effective Time, each of Target, Merger Sub and Acquiror shall execute or cause to be executed such further assignments, assurances or other documents as may be necessary or desirable to confirm title to properties, assets and rights in the Surviving Corporation.

* * *

This document is being filed pursuant to Rule 425 under the Securities Act of 1933.